                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 GIANT FOOD INC.
                            (Name of Subject Company)

                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                                    (Bidder)

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    374478105
                      (CUSIP Number of Class of Securities)

                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                                011-31-75-6598111

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200
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SCHEDULE 14D-1

 CUSIP No. 374478105

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         / / (a)
                                                                         / / (b)

 3       SEC USE ONLY

 4       SOURCE OF FUNDS

         BK

 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands

 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES

 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%

10       TYPE OF REPORTING PERSON

         CO


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         This Amendment No. 2 amends and supplements Item 3 of the Schedule
14D-1 filed on May 19, 1998 relating to the offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstaad) (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         The cover page of the Offer to Purchase is hereby amended by amending and restating the last sentence of the fourth paragraph to read as follows:

                  "THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF THE COMPANY AND THE HOLDERS OF THE SHARES AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER."

         The "Introduction" of the Offer to Purchase is amended by amending and restating the last sentence of the third paragraph to read as follows:

                  "THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF THE COMPANY AND THE HOLDERS OF THE SHARES AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER."

         The "Introduction" of the Offer to Purchase is further amended by amending and restating the eighth paragraph thereof to read in its entirety as follows:

                  "THE PURCHASER HAS BEEN ADVISED THAT WASSERSTEIN PERELLA & CO., INC. ("WASSERSTEIN"), FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, HAS DELIVERED TO THE SPECIAL COMMITTEE ITS WRITTEN OPINION DATED MAY 18, 1998 (WHICH OPINION WAS DELIVERED PRIOR TO THE INCREASE IN THE OFFER PRICE FROM $43.00 TO $43.50) THAT, AS OF SUCH DATE AND BASED UPON ITS REVIEW AND ANALYSIS AND SUBJECT TO THE LIMITATIONS SET FORTH THEREIN, THE $43.00 PER SHARE CASH CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE SHARES PURSUANT TO THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH STOCKHOLDERS. THE PURCHASER HAS BEEN ADVISED THAT WASSERSTEIN HAS DELIVERED A SUBSEQUENT LETTER TO THE SPECIAL COMMITTEE, DATED MAY 28, 1998, IN WHICH WASSERSTEIN CONFIRMED THAT IT REMAINED THEIR OPINION THAT THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE SHARES PURSUANT TO THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF THE SHARES. COPIES OF THE WRITTEN OPINION DATED MAY


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         18, 1998 OF WASSERSTEIN, WHICH SETS FORTH THE ASSUMPTIONS MADE, FACTORS
         CONSIDERED AND SCOPE OF THE VIEW UNDERTAKEN BY WASSERSTEIN, AND THE CONFIRMATION OF SUCH OPINION DATED MAY 28, 1998 ARE ATTACHED AS ANNEXES TO THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH HAS BEEN MAILED TO THE HOLDERS OF THE SHARES. A COPY OF SUCH OPINION IS ALSO ATTACHED AS AN ANNEX TO THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY THE MEMBERS OF THE SPECIAL COMMITTEE AND CERTAIN OFFICERS OF THE COMPANY (THE "OFFICERS' AND DIRECTORS' SCHEDULE 14D-9"), WHICH ALSO HAS BEEN MAILED TO THE HOLDERS OF THE SHARES. HOLDERS OF THE SHARES ARE URGED TO READ THE FULL TEXT OF SUCH OPINION AND CONFIRMATION."

         The fourth paragraph of the subheading "Plans for the Company" in Item 11 of the Offer to Purchase is amended to add at the end thereof the following:

         "The Purchaser has proposed to the Company that they enter into an agreement pursuant to which, among other things, the Purchaser would commit to effect a merger in which any Shares not acquired pursuant to the Offer would be converted into cash in an amount equal to the highest price paid per Share pursuant to the Offer. No assurance can be given that such an agreement will be entered into."

         The paragraph entitled "Purchase of the Class AC Shares" under the subheading "Stock Purchase Agreement" in Item 11 of the Offer to Purchase is amended and restated to read in its entirety as follows:

                  "Purchase of the Class AC Shares. Pursuant to the Stock Purchase Agreement, the Selling Shareholder agreed to sell, and the Purchaser agreed to purchase, subject to the terms and conditions thereof, all of the Class AC Shares at a price of $43.00 per share. The Stock Purchase Agreement, however, provided that if the Purchaser acquires, or enters into a binding agreement to acquire, all of the Class AL Shares prior to the Expiration Date of the Offer, the Offer Price of $43.00 per Share, net to the seller in cash, would be increased to $43.50 per Share, net to the seller in cash. Subsequent to the execution of the Stock Purchase Agreement, the Purchaser and Sainsbury agreed, subject to agreement on documentation, for the acquisition by the Purchaser of all of the Class AL Shares, and the Purchaser increased the Offer Price to $43.50, net to the seller in cash. The Selling Shareholder has agreed in the Stock Purchase Agreement to tender pursuant to the Offer, upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, all of the Shares owned by the Selling Shareholder."

         Item 11 of the Offer to Purchase is hereby amended by adding the following paragraph after the paragraph entitled "Options" and before the paragraph entitled "Agreement to Use Best Efforts" under the subheading "Stock Purchase Agreement":

                  "Conditions to Obligations. The obligation of the Purchaser to purchase the Class AC Shares pursuant to the Stock Purchase Agreement is subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of the Selling Shareholder contained in the Stock Purchase Agreement being true and correct in all material respects on and as of the closing with the same effect as though such representations and warranties had been made on and as of such


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         date and the representations and warranties of the Selling Shareholder with respect to the Company in the Stock Purchase Agreement being true and correct in all material respects, without regard to the knowledge of the Selling Shareholder, on and as of the closing with the same effect as though such representations and warranties had been made on such date; (ii) all of the agreements of the Selling Shareholder to be performed and all of the covenants of the Selling Shareholder to be complied with pursuant to Stock Purchase Agreement prior to the closing shall have been duly performed or complied with, as applicable, in all material respects and the Company and each of its subsidiaries shall have (a) conducted their operations in accordance with their ordinary course, preserved intact their businesses and complied with the non-solicitation provisions in the Stock Purchase Agreement and (b) otherwise conducted their business in accordance with the terms of the Stock Purchase Agreement; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AC Shares or any of the other transactions contemplated by the Stock Purchase Agreement; (iv) all governmental and third-party consents, waivers and approvals, if any, disclosed in any schedule to the Stock Purchase Agreement or necessary to permit the consummation of the transactions contemplated by the Stock Purchase Agreement shall have been received; all time periods under the HSR Act applicable to the purchase of the Class AC Shares shall have expired or been terminated; and no governmental or other instrumentality or agency shall have required that, in exchange for approval of the transactions contemplated by the Stock Purchase Agreement, the Purchaser, the Company or any of their respective affiliates sell or otherwise dispose of, or hold separate particular assets or categories of assets, or businesses, or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Stock Purchase Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries


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         taken as a whole; (v) at any time on or after the date of the Stock
         Purchase Agreement and at or before the time of payment for the Class AC Shares thereunder, none of the conditions set forth in Section 14 of this Offer to Purchase (the "Tender Offer Conditions") shall have occurred; (vi) each of the persons elected by the Selling Shareholder as a director of the Company shall have delivered to the Purchaser their written resignation from such position; and (vii) the Board of Directors of the Company shall have approved the Offer and recommended acceptance of the Offer by the holders of the Shares. The obligation of the Selling Shareholder to sell the Class AC Shares pursuant to the Stock Purchase Agreement is also subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of the Purchaser contained in the Stock Purchase Agreement being true and correct in all respects on and as of the closing with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of the Purchaser to be performed and all of the covenants of the Purchaser to be complied with pursuant to Stock Purchase Agreement prior to the closing shall have been duly performed or complied with, as applicable;
         (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AC Shares or any of the other transactions contemplated by the Stock Purchase Agreement; (iv) all applicable time periods under the HSR Act shall have expired or been terminated; and
         (v) the purchase of the Shares pursuant to the Offer shall be consummated simultaneously with the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement."

         Item 11 of the Offer to Purchase is hereby amended by adding the following paragraph after the paragraph entitled "No Solicitation" under the subheading "Sainsbury Agreement":

                  "Conditions to Obligations. The obligation of the Purchaser to purchase the Class AL Shares pursuant to the Sainsbury Agreement is subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of Sainsbury and JS Mass contained in the Sainsbury Agreement being true and correct in all material respects on and as of the closing with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of Sainsbury and JS Mass to be performed and all of the covenants of Sainsbury and JS Mass to be complied with pursuant to Sainsbury Agreement prior to the closing shall have been duly


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         performed or complied with, as applicable, in all material respects;
         (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AL Shares or any of the other transactions contemplated by the Sainsbury Agreement; (iv) all governmental and third-party consents, waivers and approvals, if any, specifically disclosed in the Sainsbury Agreement or necessary to permit the consummation of the transactions contemplated by the Sainsbury Agreement shall have been received; all time periods under the HSR Act applicable to the purchase of the Class AC Shares under the Stock Purchase Agreement and the purchase of the Class AL Shares under the Sainsbury Agreement shall have expired or been terminated; and no governmental or other instrumentality or agency shall have required that, in exchange for approval of the transactions contemplated by the Sainsbury Agreement, the Purchaser, the Company or any of their respective affiliates sell or otherwise dispose of, or hold separate particular assets or categories of assets, or businesses, or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Sainsbury Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Sainsbury Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole; (v) at any time on or after the date of the Sainsbury Agreement and at or before the time of payment for the Class AL Shares thereunder, none of the Tender Offer Conditions shall have occurred; (vi) each of the persons appointed by JS Mass as a director of the Company shall have delivered to the Purchaser their written resignation from such position; and (vii) the purchase of all of the Class AC Shares pursuant to the Stock Purchase Agreement shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement; and (viii) the purchase of any Shares tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement. The obligation of JS Mass to sell the Class AL Shares


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         pursuant to the Sainsbury Agreement is subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of the Purchaser contained in the Sainsbury Agreement being true and correct in all respects on and as of the closing with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of the Purchaser to be performed and all of the covenants of the Purchaser to be complied with pursuant to the Sainsbury Agreement prior to the closing shall have been duly performed or complied with, as applicable; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority of competent jurisdiction which prohibits the consummation of the Offer, the purchase of the Class AL Shares or any of the other transactions contemplated by the Sainsbury Agreement; (iv) the purchase of any Shares tendered and not withdrawn prior to the expiration of the Offer shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement; and (v) the purchase of the Class AC Shares pursuant to the terms of the Stock Purchase Agreement shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement."

         Item 11 of the Offer to Purchase is hereby amended by adding the following paragraph at the end of Item 11:

                  "Other Agreements. Without the consent of Sainsbury and JS Mass, the Purchaser has agreed in the Sainsbury Agreement not to reduce the number of Shares sought in the Offer, reduce the Offer Price, modify or add to the Tender Offer Conditions in a manner that is materially adverse to the holders of Shares or change the form of consideration payable in the Offer. In addition, if the Purchaser purchases any Shares pursuant to the Offer, it will waive all unsatisfied conditions to the Purchaser's obligations to purchase the Class AL Shares under the Sainsbury Agreement and will purchase the Class AL Shares; and if the Purchaser purchases the Class AL Shares pursuant to the Sainsbury Agreement, it will waive all unsatisfied Tender Offer Conditions and will purchase any Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer."


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                                    SIGNATURE

         The Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  June 1, 1998                KONINKLIJKE AHOLD N.V.

                                    By:      /s/ PAUL P.J. BUTZELAAR
                                             -----------------------
                                             Name:    Paul P.J. Butzelaar
                                             Title:   Senior Vice President
                                                      and General Counsel


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